SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
ENTERASYS NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-2797263

(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)
50 Minuteman Road, Andover, MA 01810

(Address of principal executive offices) (Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates:
(if applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Series F Stock Purchase Rights	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

     This Form 8-A/A is filed to supplement and amend the information set forth in the Form 8-A filed by Enterasys Networks, Inc., a Delaware corporation (the “Company”), on May 31, 2002. All capitalized terms not defined herein will have the meanings ascribed to such terms in the Rights Agreement (the “Rights Agreement”) dated as of May 28, 2002, between the Company and Equiserve Trust Company, N.A. (the “Rights Agent”).
Item 1. Description of Registrant’s Securities to be Registered.
     On April 26, 2002, the board of directors of Enterasys Networks, Inc. (the “Company”) approved a dividend distribution of one preferred stock purchase right (collectively, the “Rights”, and individually, a “Right”) for each outstanding share of the Company’s common stock, $.01 par value per share (the “Common Stock”). Each Right entitles the registered holder to purchase from the Company after the Distribution Date (described below) one one-thousandth of a share of the Company’s Series F Preferred Stock, $1.00 par value per share (the “Preferred Stock”). The exercise price is $160.00 for each one-thousandth of a share of Preferred Stock. The distribution of Rights was made on June 25, 2002 to the record holders of Common Stock at the close of business on June 11, 2002. One Right has been and will be issued for each share of Common Stock issued between June 11, 2002 and the Distribution Date.
     Exercisability of the Rights; Distribution Date. The Rights are not exercisable until the Distribution Date. The Distribution Date would occur, if ever and unless delayed by the Company’s board of directors, ten business days after either of the following events:
     • A public announcement that a person or group (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company’s outstanding Common Stock (the “Stock Acquisition Date”); or
     • The commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 15% or more of the Company’s outstanding Common Stock.
     In the event that:
     (1) any person becomes an Acquiring Person; or
     (2) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged; or
     (3) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement described below; or
     (4) during such time as there is an Acquiring Person any recapitalization, reorganization or other transaction involving the Company occurs which results in such Acquiring Person’s ownership interest being increased by more than 1%;

then each holder of a Right would have the right to receive, upon exercise of the Right, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right.
     Mergers, Asset Sales and Self-Dealing Transactions. If after the Stock Acquisition Date the Company is acquired in a merger or other business combination, or 25% or more of its assets or earning power is sold, proper provision is to be made so that each holder of a Right would have the right to receive, upon exercise of the Right, that number of shares of common stock of the acquiring company which at the time has a market value of two times the exercise price of the Right.
     Following the occurrence of any of the events described in this section, any Rights beneficially owned by any Acquiring Person would immediately become null and void.
     Exchange Option. The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, or (iii) any employee benefit plan of the Company or any such subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan, together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder.
     Transferability of Rights. Until the Distribution Date, the Common Stock certificates evidence the Rights, and the transfer of the Common Stock constitutes a transfer of the Rights. After the Distribution Date, separate certificates evidencing the Rights would be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date, and such separate Rights certificates alone would evidence the Rights.
     Redemption. The Board of Directors, by a majority vote, may redeem the Rights at a redemption price of $.01 per Right at any time before the earlier of the Distribution Date or the close of business on the Expiration Date described below. Immediately upon such redemption, the right to exercise the Rights will terminate, and the Rights holders will become entitled only to receive the redemption price.
     Expiration of Rights. If not previously exercised or redeemed, the Rights will expire on June 11, 2012.
     Anti-Dilution Adjustment. The exercise price, the redemption price, the exchange ratio and the number of shares of the Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

     • in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, or
     • upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price, or
     • upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company and dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such price. At the Company’s option, cash (based on the market price on the last trading date prior to the date of the exercise) will be paid instead of issuing fractional shares of any securities (other than fractional shares of Preferred Stock in integral multiples of one-thousandth of a share).
     No Shareholder Rights. A Right holder, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.
     Amendments. Any of the provisions of the Rights Agreement (described below) may be amended by the Board of Directors prior to the Distribution Date without the approval of any holders of the Rights. After the Distribution Date, the Board of Directors may amend the Rights Agreement to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement. A majority vote of the Board of Directors is required.
     Tax Consequences. Although the Company believes that neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date should be taxable to the stockholders or the Company, stockholders may, depending upon the circumstances, realize taxable income upon the occurrence of an event described under “Mergers, Asset Sales and Self-Dealing Transactions.”
     Rights Agreement. The terms of the Rights are set forth in a Rights Agreement between the Company and Equiserve Trust Company, N.A., as Rights Agent. A copy of the Rights Agreement is an Exhibit to this Form 8-A. A copy of the Rights Agreement is available free of charge from the Rights Agent at the following address:
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA 02021
Attention: Client Administration

     On November 11, 2005, the Rights Agreement was amended to render the Rights inapplicable to either (i) the execution and delivery of the Agreement and Plan of Merger, dated as of November 11, 2005, by and among the Company, Gores ENT Holdings, Inc., a Delaware corporation, and ENT Acquisition Corp., a Delaware corporation, wholly owned by Gores ENT Holdings, Inc., (or any amendment thereto) (the “Merger Agreement”) or (ii) the consummation of transactions contemplated thereby, including the Merger (as defined in the Merger Agreement).
This summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated in this summary by reference.

Item 2. Exhibits.
1.	Rights Agreement dated as of May 28, 2002 (“Rights Agreement”) between the Company and Equiserve Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s registration statement on Form 8-A filed with the Securities and Exchange Commission on May 31, 2002).

2.	Amendment No. 1 to Rights Agreement, dated as of November 11, between the Company and Equiserve Trust Company, N.A., as Rights Agent.

3.	Form of Certificate of Designation with respect to the Series F Preferred Stock, $1.00 par value per share, of the Company (attached as Exhibit A to the Rights Agreement).

4.	Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

5.	Summary of Rights (attached as Exhibit C to the Rights Agreement).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ENTERASYS NETWORKS, INC.

Date: November 14, 2005	By:	/s/ GERALD M. HAINES II

	Name:	Gerald M. Haines II
	Title:	Executive Vice President

EXHIBIT INDEX
1. Rights Agreement dated as of May 28, 2002 (“Rights Agreement”) between the Company and Equiserve Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s registration statement on Form 8-A filed with the Securities and Exchange Commission on May 31, 2002).
2. Amendment No. 1 to Rights Agreement, dated as of November 11, between the Company and Equiserve Trust Company, N.A., as Rights Agent.
3. Form of Certificate of Designation with respect to the Series F Preferred Stock, $1.00 par value per share, of the Company (attached as Exhibit A to the Rights Agreement).
4. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).
5. Summary of Rights (attached as Exhibit C to the Rights Agreement).